SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

**Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c) and (d)
and Amendments
Thereto Filed Pursuant To 13d-2**

Under the Securities Exchange Act of 1934

PERFECT WORLD CO. LTD.

(Name of Issuer)

American depositary shares, one of which represents five Class B ordinary shares[1], par value $0.0001 per share
(Title of Class of Securities)

71372U104[2]

(CUSIP Number)

2 January 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

[*] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---

[1]   Not for trading; one American depositary share represents five Class B ordinary shares, par value $0.0001 per share.
[2]   This CUSIP number applies to the Issuer's American depositary shares.

1.	NAMES OF REPORTING PERSONS

GREENWOODS ASSET MANAGEMENT LIMITED.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NOT APPLICABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(see instructions) ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%

12.	TYPE OF REPORTING PERSON (see instructions)

FI

1.	NAMES OF REPORTING PERSONS

GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NOT APPLICABLE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(see instructions)

(a)   ☐

(b)   ☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
		00,000
	6.	SHARED VOTING POWER
		4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares
	7.	SOLE DISPOSITIVE POWER
		00,000
	8.	SHARED DISPOSITIVE POWER
		4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

(see instructions)   ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.4%

12.	TYPE OF REPORTING PERSON (see instructions)

HC

1.	NAMES OF REPORTING PERSONS **UNIQUE ELEMENT CORP** I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **NOT APPLICABLE**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **BRITISH VIRGIN ISLANDS**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **11.4%**
12.	TYPE OF REPORTING PERSON (see instructions) **HC**

1.	NAMES OF REPORTING PERSONS **JINZHI JIANG** I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) **NOT APPLICABLE**
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **PEOPLE'S REPUBLIC OF CHINA**

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **00,000**
	6.	SHARED VOTING POWER **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**
	7.	SOLE DISPOSITIVE POWER **00,000**
	8.	SHARED DISPOSITIVE POWER **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) **11.4%**
12.	TYPE OF REPORTING PERSON (see instructions) **HC**

Item 1.

(a)   Name of Issuer
      Perfect World Co. Ltd.

(b)   Address of Issuer's Principal Executive Offices
      Perfect World Plaza, Tower 306, 86 Beiyuan Road, Chaoyang District, Beijing 100101, China

Item 2.

(a)   Name of Person Filing
      GREENWOODS ASSET MANAGEMENT LIMITED ("GAML")
      GREENWOODS ASSET MANAGEMENT HOLDINGS LIMITED ("GAMHL")
      UNIQUE ELEMENT CORP ("UEC")
      JINZHI JIANG ("JIANG")

(b)   Address of the Principal Office or, if none, residence
      FOR GAML: Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1111-1, Cayman Islands
      FOR GAMHL & UEC: Sea Meadow House, Blackburne Highway, Road Town, Tortola, British Virgin Islands
      FOR JIANG: Suite 1001, Jingying Building B, 1518 Minsheng Road, Shanghai, PR China 200135

(c)   Citizenship
      FOR GAML: CAYMAN ISLANDS
      FOR GAMHL & UEC: BRITISH VIRGIN ISLANDS
      FOR JIANG: PEOPLE'S REPUBLIC OF CHINA

(d)   Title of Class of Securities
      American depositary shares, one of which represents five Class B ordinary shares

(e)   CUSIP Number
      71372U104

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)   ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)   ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   ☐   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)   ☐   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)   ☐   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)   ☐   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)   ☐   A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)   ☐   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)   ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment
          Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   Amount beneficially owned: **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

(b)   Percent of class: **11.4%**

(c)   Number of shares as to which the person has: **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

       (i)   Sole power to vote or to direct the vote **00,000**

       (ii)   Shared power to vote or to direct the vote **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

       (iii)   Sole power to dispose or to direct the disposition of **00,000**.

       (iv)   Shared power to dispose or to direct the disposition of **4,978,948 American depositary shares, which represent 24,894,740 Class B ordinary shares**

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

NOT APPLICABLE

Item 8. Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9. Notice of Dissolution of Group.

NOT APPLICABLE

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

5 JAN 2015
Date

/s/ HO, KWAI LUN
Signature

HO, KWAI LUN/HEAD OF COMPLIANCE
Name/Title